MIM

02 JUL 11 AM 9:05

02042481

27 June 2002

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

SUPPL

PROCESSED
JUL 2 3 2002
THOMSON
FINANCIAL

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited today.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

MARIAN GIBNEY
Secretary and General Counsel

encl

dlw 7/11

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 *Facsimile (07) 3832 2426* *Website www.mim.com.au*

Information Release

27 June 2002

MIM WILL ACQUIRE ADDITIONAL ERNEST HENRY SHAREHOLDING

MIM has decided to exercise the option it holds over the interest in the Ernest Henry copper-gold mine owned by an investment company led by Westpac Banking Corporation. MIM currently owns 51% of Ernest Henry Mining.

Ernest Henry, Australia's third largest copper mine, provides all of its output to MIM's copper smelter at Mount Isa.

MIM Managing Director Vince Gauci described the acquisition as excellent value.

"For a very competitive cost, we are acquiring the benefit at the mine of an additional 50 000 tonnes of copper and 65 000 ounces of gold a year, access to the cash flows of Ernest Henry, the opportunity to integrate Ernest Henry even further into our Mount Isa operation and the potential for mining beyond the current plan as exploration proceeds," he said.

"The increased interest will be earnings accretive from the start of the new financial year."

The price of the acquisition is $49 million, but the net purchase cash outlay for MIM will be only $14 million after receipt of $35 million vendor finance from the current owner, an investment company led by Westpac Banking Corporation. MIM will also pay US$6 million to discharge the remaining project loan owing by Ernest Henry to that investment company.

MIM secured the three-year option last year when Ernest Henry Mining joint venturer Pasminco Limited put its 49% interest up for sale. MIM exercised its pre-emptive right, outlaying $115 million, with vendor finance of $35 million provided by Pasminco which remains owing. MIM then on-sold the interest to the Westpac-arranged investment company with the option to re-acquire. The investment company project loan of US$51 million (approximately $100 million) to Ernest Henry has reduced by US$45 million to US$6 million since April 2001 as a result of repayments from the cash flows of the mine.

Mr Gauci said: "Ernest Henry's profitability and cash flows are improving with its strong operational performance and rising copper and gold prices following the very poor price levels of the December 2001 half year which included a 15-year low in the copper price.

"The cash flows of the project will no longer be quarantined in Ernest Henry Mining but will be available to MIM."

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephon (61 7) 3833 80 Facsimile (61 7) 3832 2426 Website www.mim.com.au

Recent exploration at Ernest Henry has indicated the possibility of an extended mine life. In a work programme aimed at adding mineral reserves, drilling earlier this year confirmed the continuation of the resource at depth. The first confirmatory drill hole down dip of the known deposit produced two intersections showing similar grades to the orebody. The drilling programme is continuing.

The Ernest Henry mine, 38 kilometres north-west of Cloncurry, was opened in 1997. Designed to treat 9 million tonnes of ore a year, the mine is currently treating more than 10 million tonnes. The mine's production has exceeded feasibility study predictions with production currently running at more than 100 000 tonnes of contained copper and more than 130 000 ounces of contained gold.

The mine's copper-gold concentrate is trucked to Mount Isa for processing in MIM's copper smelter which has been upgraded and expanded so that the outputs of both the Mount Isa and Ernest Henry mines can be treated there. The combined Mount Isa and Ernest Henry copper smelter output is then refined at MIM's fully integrated Townsville copper refinery which was also upgraded and expanded to process the increased production.

The acquisition is expected to be completed in July.

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK, Germany and Argentina. The group has around 8,000 employees worldwide and in 2000/2001 generated sales revenue of $3.4 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website www.mim.com.au

For further information:

Media:
Collin Myers
General Manager Corporate Affairs
Bus: (61 7) 3833 8285
Mobile: 0419 703 145

Investors:
Allan Ryan
Principal Adviser Investor Relations
Bus: (61 7) 3833 8295
Mobile: 0419 781 380